AB 3/9

KH 3/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Naples AIS, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23150 Fashion Drive, Suite 231
(No. and Street)

Estero	Florida	33928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Diamos (404) 303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11017654

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/16/11

OATH OR AFFIRMATION

I, Anthony Diamos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Naples AIS, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BENGIE MAR S DIAMOS
MY COMMISSION EXPIRES
FEBRUARY 15, 2014
NOTARY PUBLIC
FORSYTH COUNTY, GEORGIA

Notary Public

Signature

Financial Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAPLES AIS, INC.

CONTENTS

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Naples AIS, Inc.

We have audited the accompanying statement of financial condition of Naples AIS, Inc. (the "Company") as of December 31, 2010, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Naples AIS, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 22, 2011

NAPLES AIS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	11,609
Commissions receivable		36,600
Receivable from employees		4,821
Furniture and equipment, net of accumulated depreciation of $24,480		6,412
Other assets		5,266
Total assets	**$**	**64,708**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	31,079
Accrued expenses		2,350
Total liabilities		33,429
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, no par value; 100 shares authorized, 100 shares issued and outstanding		10
Additional paid in captal		54,423
Deficit		(23,154)
Total shareholder's equity		31,279
Total liabilities and shareholder's equity	**$**	**64,708**

The accompanying notes are an integral part of this financial statement.

NAPLES AIS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

REVENUE:	
Commissions and fees	$ 142,588
EXPENSES: (Note 3)	
Commissions, salaries and benefits	84,778
Professional fees	27,899
Occupancy	19,424
Regulatory fees	19,564
General and administrative	12,173
Total expenses	163,838
NET LOSS	**$ (21,250)**

The accompanying notes are an integral part of this financial statement.

NAPLES AIS, INC.

STATEMENT CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
BALANCES, December 31, 2009	$ 10	$ 55,372	$ (1,904)	$ 53,478
Contributions	-	1,301	-	1,301
Distributions	-	(2,250)	-	(2,250)
Net loss	-	-	(21,250)	(21,250)
BALANCES, December 31, 2010	**$ 10**	**$ 54,423**	**$ (23,154)**	**$ 31,279**

The accompanying notes are an integral part of this financial statement.

NAPLES AIS, INC.

STATEMENT CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(21,250)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		9,147
Increase in commissions receivable		(36,600)
Decrease in accounts receivable		8,165
Decrease in receivable from employees		3,461
Decrease in other assets		311
Increase in commissions payable		26,585
Increase in accrued expenses		530
Net cash used in operating activities		(9,651)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions		(2,250)
Contributions		1,301
Net cash used in financing activities		(949)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(10,600)
CASH AND CASH EQUIVALENTS, at beginning of year		22,209
CASH AND CASH EQUIVALENTS, at end of year	$	11,609

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Naples AIS, Inc. (the "Company") is a Florida corporation incorporated on July 10, 2006. The Company was founded to allow accredited Investors to selectively participate in alternate private placement transactions not typically available to them. The Company also offers its investors variable annuity and mutual fund products. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Revenue recognition

The Company recognizes revenues as commissions and fees are earned upon the sale of various investment vehicles. Accounts receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2010, management believes all receivables to be fully collectible.

15c3-3 exemption

The Company under Rule 15c3-3(k)(2)(i) is exempt from the customer reserve requirements of Rule 15c3-3 of the SEC and possession or control requirements. The Company does not carry or clear customer accounts.

Cash and cash equivalents

For purposes of cash flows, the Company considers money market funds with maturities of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company has elected to be treated as an S-Corporation with the Internal Revenue Service. As an S-Corporation the Company's shareholder is liable for federal and state income taxes on the Company's taxable income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Furniture and equipment

Furniture and equipment is stated at cost and depreciated using accelerated methods over the estimated useful lives ranging from three to seven years.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2010, the Company had a net capital and net capital requirements of $9,259 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.61 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense agreement with a related entity. Under the agreement, the related entity pays the Company for overhead expenses incurred. For the year ended December 31, 2010 the Company was paid a total of $11,039. In addition, the Company leases office space from another related entity on a month-to-month basis.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents, other assets, receivables, commissions payable and accrued expenses, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company is in the business of syndicating and marketing real estate interests to accredited investors. Its business is directly affected by downturns in the real estate market and its ability to raise capital during distressed economic conditions.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

NAPLES AIS, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2010

CREDIT:	
Shareholder's equity	$ 31,279
DEBITS:	
Non-allowable assets:	
Accounts receivable	5,521
Receivable from employees	4,821
Furniture and equipment, net	6,412
Other assets	5,266
Total debits	22,020
NET CAPITAL	9,259
Minimum requirements of 6 2/3 % of aggregate indebtedness of $33,429 or $5,000 , whichever is greater	5,000
Excess net capital	**$ 4,259**
AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 31,079
Accrued expenses	2,350
Total aggregate indebtedness	**$ 33,429**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**3.61 to 1**

Note: There are no material differences between the above computation of net capital and the corresponding computation submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2010.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Naples AIS, Inc.

In planning and performing our audit of the financial statements of Naples AIS, Inc. (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2010, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 22, 2011

NAPLES AIS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2010